4
1
<SROS>NASDAC
<REPORTING-OWNER>
  0001206178
  z8gopu#s
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  THERMA-WAVE, INC.
  0000828119
  <IRS-NUMBER>94-3000561
</SUBJECT-COMPANY>
<PERIOD>12/02/02
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   WARREN, WILLIAM E
   1250 RELIANCE WAY


   FREMONT, CA  94539
2. Issuer Name and Ticker or Trading Symbol
   THERMA-WAVE, INC. (TWAV)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   12/2/02
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   SR. VP BUSINESS OPERATIONS
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, Par Value $.01 per share        11/26/02    P        100           A  $1.430                      D  Direct
Common Stock, Par Value $.01 per share        11/26/02    P        9,900         A  $1.450                      D  Direct
Common Stock, Par Value $.01 per share        11/26/02    P        10,000        A  $1.490                      D  Direct
Common Stock, Par Value $.01 per share        11/27/02    P        6,900         A  $1.400                      D  Direct
Common Stock, Par Value $.01 per share        11/27/02    P        5,400         A  $1.420                      D  Direct
Common Stock, Par Value $.01 per share        11/27/02    P        11,900        A  $1.430                      D  Direct
Common Stock, Par Value $.01 per share        11/29/02    P        10,800        A  $1.410       59,550         D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $6.000                                                                     10/31/98     10/31/07
(right to buy)
Non-Qualified Stock Option     $7.000                                                                     03/30/00     03/30/09
(right to buy)
Non-Qualified Stock Option     $7.000                                                                     05/05/00     05/05/09
(right to buy)
Non-Qualified Stock Option     $8.930                                                                     07/15/97     07/15/07
(right to buy)
Non-Qualified Stock Option     $10.680                                                                    07/15/97     07/15/07
(right to buy)
Non-Qualified Stock Option     $12.430                                                                    07/15/97     07/15/07
(right to buy)
Non-Qualified Stock Option     $14.180                                                                    07/15/97     07/15/07
(right to buy)
Non-Qualified Stock Option     $15.310                                                                    04/24/02     04/23/11
(right to buy)
Non-Qualified Stock Option     $15.890                                                                    07/15/97     07/15/07
(right to buy)
Non-Qualified Stock Option     $20.000                                                                    02/01/01     02/01/10
(right to buy)
Non-Qualified Stock Option     $21.313                                                                    07/31/01     07/28/10
(right to buy)
Non-Qualified Stock Option     $6.000                                                                     10/31/99     10/31/07
(right to buy)
Non-Qualified Stock Option     $7.000                                                                     03/30/01     03/30/09
(right to buy)
Non-Qualified Stock Option     $7.000                                                                     05/05/01     05/05/09
(right to buy)
Non-Qualified Stock Option     $15.310                                                                    04/24/03     04/23/11
(right to buy)
Non-Qualified Stock Option     $20.000                                                                    02/01/02     02/01/10
(right to buy)
Non-Qualified Stock Option     $21.313                                                                    07/31/02     07/28/10
(right to buy)
Non-Qualified Stock Option     $6.000                                                                     10/31/00     10/31/07
(right to buy)
Non-Qualified Stock Option     $7.000                                                                     03/30/02     03/30/09
(right to buy)
Non-Qualified Stock Option     $7.000                                                                     05/05/02     05/05/09
(right to buy)
Non-Qualified Stock Option     $15.310                                                                    04/24/04     04/23/11
(right to buy)
Non-Qualified Stock Option     $20.000                                                                    02/01/03     02/01/10
(right to buy)
Non-Qualified Stock Option     $21.313                                                                    07/31/03     07/28/10
(right to buy)
Non-Qualified Stock Option     $6.000                                                                     10/31/01     10/31/07
(right to buy)
Non-Qualified Stock Option     $7.000                                                                     03/30/03     03/30/09
(right to buy)
Non-Qualified Stock Option     $7.000                                                                     05/05/03     05/05/09
(right to buy)
Non-Qualified Stock Option     $15.310                                                                    04/24/05     04/23/11
(right to buy)
Non-Qualified Stock Option     $20.000                                                                    02/01/04     02/01/10
(right to buy)
Non-Qualified Stock Option     $21.313                                                                    07/31/04     07/28/10
(right to buy)
Non-Qualified Stock Option     $2.480                                                                     08/05/03     08/05/12
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock, Par Value $.01   1,125                     1,125         D   Direct
(right to buy)                           per share
Non-Qualified Stock Option               Common Stock, Par Value $.01   2,000                     2,000         D   Direct
(right to buy)                           per share
Non-Qualified Stock Option               Common Stock, Par Value $.01   4,500                     4,500         D   Direct
(right to buy)                           per share
Non-Qualified Stock Option               Common Stock, Par Value $.01   429                       429           D   Direct
(right to buy)                           per share
Non-Qualified Stock Option               Common Stock, Par Value $.01   429                       429           D   Direct
(right to buy)                           per share
Non-Qualified Stock Option               Common Stock, Par Value $.01   429                       429           D   Direct
(right to buy)                           per share
Non-Qualified Stock Option               Common Stock, Par Value $.01   429                       429           D   Direct
(right to buy)                           per share
Non-Qualified Stock Option               Common Stock, Par Value $.01   21,250                    21,250        D   Direct
(right to buy)                           per share
Non-Qualified Stock Option               Common Stock, Par Value $.01   429                       429           D   Direct
(right to buy)                           per share
Non-Qualified Stock Option               Common Stock, Par Value $.01   5,000                     5,000         D   Direct
(right to buy)                           per share
Non-Qualified Stock Option               Common Stock, Par Value $.01   5,000                     5,000         D   Direct
(right to buy)                           per share
Non-Qualified Stock Option               Common Stock, Par Value $.01   1,125                     1,125         D   Direct
(right to buy)                           per share #2
Non-Qualified Stock Option               Common Stock, Par Value $.01   2,000                     2,000         D   Direct
(right to buy)                           per share #2
Non-Qualified Stock Option               Common Stock, Par Value $.01   4,500                     4,500         D   Direct
(right to buy)                           per share #2
Non-Qualified Stock Option               Common Stock, Par Value $.01   21,250                    21,250        D   Direct
(right to buy)                           per share #2
Non-Qualified Stock Option               Common Stock, Par Value $.01   5,000                     5,000         D   Direct
(right to buy)                           per share #2
Non-Qualified Stock Option               Common Stock, Par Value $.01   5,000                     5,000         D   Direct
(right to buy)                           per share #2
Non-Qualified Stock Option               Common Stock, Par Value $.01   1,125                     1,125         D   Direct
(right to buy)                           per share #3
Non-Qualified Stock Option               Common Stock, Par Value $.01   2,000                     2,000         D   Direct
(right to buy)                           per share #3
Non-Qualified Stock Option               Common Stock, Par Value $.01   4,500                     4,500         D   Direct
(right to buy)                           per share #3
Non-Qualified Stock Option               Common Stock, Par Value $.01   21,250                    21,250        D   Direct
(right to buy)                           per share #3
Non-Qualified Stock Option               Common Stock, Par Value $.01   5,000                     5,000         D   Direct
(right to buy)                           per share #3
Non-Qualified Stock Option               Common Stock, Par Value $.01   5,000                     5,000         D   Direct
(right to buy)                           per share #3
Non-Qualified Stock Option               Common Stock, Par Value $.01   1,125                     1,125         D   Direct
(right to buy)                           per share #4
Non-Qualified Stock Option               Common Stock, Par Value $.01   2,000                     2,000         D   Direct
(right to buy)                           per share #4
Non-Qualified Stock Option               Common Stock, Par Value $.01   4,500                     4,500         D   Direct
(right to buy)                           per share #4
Non-Qualified Stock Option               Common Stock, Par Value $.01   21,250                    21,250        D   Direct
(right to buy)                           per share #4
Non-Qualified Stock Option               Common Stock, Par Value $.01   5,000                     5,000         D   Direct
(right to buy)                           per share #4
Non-Qualified Stock Option               Common Stock, Par Value $.01   5,000                     5,000         D   Direct
(right to buy)                           per share #4
Non-Qualified Stock Option               Common Stock, Par Value $.01   9,000                     9,000         D   Direct
(right to buy)                           per share

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ WARREN, WILLIAM E
DATE 12/02/02